Filed by Remington Oil and Gas Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

under the Securities Exchange Act of 1934

Subject Company: Cal Dive International, Inc

Commission File Number: 000-22739

PRESS RELEASE

FOR IMMEDIATE RELEASE

Contact:	Steven J. Craig
Sr. Vice President
(214) 210-2675

REMINGTON OIL AND GAS CORPORATION ANNOUNCES MERGER WITH
CAL DIVE INTERNATIONAL AND PROVIDES OPERATIONS UPDATE
Dallas, TX, January 23, 2006 — Remington Oil and Gas Corporation (NYSE: REM) announced it has agreed to a merger with Cal Dive International, Inc. (NASDAQ: CDIS). Consideration for the offer from Cal Dive will be $27.00 in cash and .436 shares of Cal Dive stock for each Remington share. Completion of the merger is subject to customary conditions to closing, including, without limitation, approval by Remington’s stockholders at a meeting to be called for that purpose. Remington’s Board of Directors has unanimously recommended approval and adoption of the merger agreement and the merger by Remington’s stockholders. Randall & Dewey, a division of Jefferies & Company, acted as financial advisor to the Company. Remington will host a conference call today at 11:30 A.M. EST (10:30 A.M. CST). The teleconference can be joined at 1-800-706-3705. International calls can join at 1-706-679-5649. A replay of the call will be available from two hours after completion of the conference by dialing 1-800-642-1687, or international calls 1-706-645-9291, conference ID #4655326.
2006 Capital Budget
Remington’s Board of Directors approved a capital budget of $293 million for 2006, representing a 202% increase over its initial 2005 budget of $145 million. Management expects that this level of expenditures will be within the Company’s available cash flow based on currently forecast commodity prices. Remington’s approved budget includes planned exploratory wells and known developments. The budget includes the costs associated with risked completions of new exploratory successes. The 2006 program assumes drilling 26 offshore exploratory wells and 2 onshore exploratory wells for a total investment of $146 million. Two of the 26 offshore exploratory wells are located in the deepwater Gulf of Mexico. Development capital of $39 million will allow for platform and pipeline installations on recent discoveries, along with development drilling on existing fields. Additionally, the Company has budgeted $73 million for anticipated development expenditures related to the 2006 exploratory program. The remaining $35 million will be used for seismic acquisitions, workovers, and lease acquisitions . This budget assumes three to four operated rigs working continuously during the year.
Drilling Program
Listed in the table below are wells recently drilled, currently drilling or completing, along with wells that are scheduled to be drilled in the near term.

Prospect	Category	W.I.%	Status/Spud Date	Operator

Offshore
Vermilion 389 #1	Exploratory	60	P&A	Remington
S. Marsh Island 116 #1	Exploratory	60	Discovery-Tested 13 MMCFE/D	Remington
S. Pass 87 #6 (Aquarius)	Exploratory	50	P&A	Marathon
West Cameron 383 #2	Exploratory	52	Drilling Below 5,000'	Remington
Vermilion 249 #1	Exploratory	30	Discovery-T&A	Tana
East Cameron 346 #6	Development	75	January Spud	Remington
Vermilion 250 #1	Development	50	February Spud	Remington
Eugene Island 391#1	Exploratory	50	1st Qtr. Spud	Remington
Main Pass 200 #1	Exploratory	50	January Spud	Cimarex
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The Company’s South Marsh Island 116 #1 exploratory well discovered oil and gas pay in a single sand below 8,000 feet. This well has been sub sea completed and was flow tested at 7 million cubic feet of gas and 1,000 barrels of condensate per day. Forward plans are to construct the flow line and umbilical then connect the sub sea well to a nearby platform. We expect first production from this discovery to commence in the 2nd quarter 2006. Remington operates South Marsh Island 116 and owns a 60% working interest. Cimarex (NYSE: XEC) owns the remaining 40% working interest.
Drilling operations at the Company’s South Pass 87 #6 (Aquarius) well have resulted in a dry hole. This well was drilled to 22,214 feet and found no commercial quantities of hydrocarbons. The wellbore is currently being temporarily abandoned for future use for possible sidetrack opportunities on the eastern half of block 87. Information gained from this exploratory test will be beneficial to future deep potential on our adjacent blocks 86 and 89. Remington owns a 50% working interest in this Marathon Oil Company operated well (NYSE: MRO). Drilling costs incurred to date for the well are approximately $55 million. We expect take an estimated $25 million pre-tax dry hole expense for this well in the 4th quarter 2005. The remaining costs associated with the well will be incurred in the 1st quarter 2006.
Production Update
Remington’s 4th quarter 2005 production is expected to range between 48 to 52 million cubic feet of gas equivalents per day compared to an average of 81 MMCFE/D for the third quarter 2005. The Company exited 2005 producing approximately 95-100 MMCFE/D. Management expected to exit 2005 at approximately 125 MMCFE/D. However, ten (10) of the Company’s fields remain shut-in primarily due to third party pipeline infrastructure damage. Remington’s East Cameron 346 and surrounding satellite fields remain shut-in due to problems related to the gas export line owned by a third party. Based on communications in November of 2005 from the operator and owner of this line, the line was expected to be operational in December of 2005. However this line has yet to be re-commissioned and most recent communications indicate service to be restored in the mid-first quarter 2006. Production volumes that remain shut-in from these ten fields accounted for approximately 35 to 40 MMCFE/D prior to Hurricane Rita. The Company anticipates most of the company’s storm related, shut-in production to be restored by the end of the first quarter 2006.
Remington does carry business interruption insurance for most of its offshore producing assets. Because of the ongoing shut-ins the Company is experiencing, the entirety of the business interruption claim is not yet known. Rough estimates, based on the Company’s interpretation of the policy, result in an expected reimbursement from the policy for the fourth quarter 2005 of approximately $8.5 million. In addition, the Company’s business interruption policy covers its largest producing field, East Cameron 346, for a total of 365 days.
The Company anticipates the external audit of our year-end 2005 reserves to be completed in February 2006. Internal estimates of our year-end 2005 total proven reserves range between 270 to 285 billion cubic feet of gas equivalents. Based on this internal estimate, the Company expects 2006 annual production to range between 45 to 49 billion cubic feet of gas equivalents. A prolonged shut-in period at our East Cameron 346 complex beyond our previously stated mid-first quarter start-up could materially impact this production guidance. A more detailed guidance will be provided on 2006 production volumes, DD&A rates per Mcfe and cash costs per Mcfe upon final completion of the audited 2005 year-end reserves.
Organizational Update
Mr. Gregory B. Cox has been promoted to Senior Vice President of Exploration. Mr. Cox was previously Vice President of Exploration for the Company. He joined the Company as Exploration Manager in November of 1997.
Remington Oil and Gas Corporation is an independent oil and gas exploration and production company headquartered in Dallas, Texas, with operations concentrating in the onshore and offshore regions of the Gulf Coast.
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Statements concerning future revenues and expenses, production volumes, results of exploration, exploitation, development, acquisition and operations expenditures, and prospective reserve levels of prospects or wells are forward-looking
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statements. Prospect size and reserve levels are often referred to as “potential” or “un-risked” reserves and are based on the Company’s internal estimates from the volumetric calculations or analogous production. Other forward-looking statements are based on assumptions concerning commodity prices, drilling results, recovery factors for wells, production rates, and operating, administrative and interest costs that management believes are reasonable based on currently available information; however, management’s assumptions and the Company’s future performance are subject to a wide range of business, mechanical, political, environmental, and geologic risks. There is no assurance that these goals, projections, costs, expenses, reserve levels, and production volumes can or will be met. Further information is available in the Company’s filings with the Securities and Exchange Commission, which are herein incorporated by this reference. Information in this document should be reviewed in combination with the Company’s filings with the Securities and Exchange Commission and information available on the Company’s website at www.remoil.net.
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